Exhibit 99.1

Ellomay Capital Ltd. Announces a Private Placement of NIS 80.341 Million Par Value of its Series A
Debentures to Israeli Classified Investors

Tel-Aviv, Israel, June 12, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced a private placement of NIS 80.341 million par value of its unsecured non-convertible Series A debentures (the “Additional Series A Debentures”) to Israeli classified investors for an aggregate consideration of approximately NIS 81.1 million (approximately US$23.5 million) reflecting a price of NIS 1.01 per NIS 1 principal amount of the Additional Series A Debentures. The aggregate consideration includes an amount of approximately NIS 1.7 million (approximately US$0.5) that represents the interest payment due on the Additional Series A Debentures on June 30, 2014.

The Additional Series A Debentures will have identical terms to the existing Series A Debentures of the Company, originally issued in January 2014. The issuance of the Additional Series A Debentures is subject to the receipt of the approval of the Tel Aviv Stock Exchange Ltd. for the listing of the Additional Series A Debentures for trading on the Tel Aviv Stock Exchange. Resales of the Additional Series A Debentures will be restricted under applicable securities laws.

Standard & Poors Maalot Ltd., an affiliate of Standard & Poors, assigned its ilA- rating to the Additional Series A Debentures. In accordance with the terms of the Series A Debentures, the Company has approached the Israeli Tax Authority in order to receive an approval for the formula that will be used to calculate the weighted discount rate for all Series A Debentures for tax purposes.

The private placement was led by Leumi Partners Underwriters Ltd. and Rosario Capital Ltd.

The private placement was made to Israeli classified investors only and not to U.S. Persons. The Additional Series A Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including receipt of regulatory approvals. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com